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16003892

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Section
FEB 26 2016
Washington DC
403

**ANNUAL AUDITED REPORT**
**FORM X-17 A-5**
**PART III**

SEC FILE NUMBER
8-65620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlas One Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Biscayne Boulevard, Suite 1860
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jorge Kalb (305) 960-1902
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number**

# OATH OR AFFIRMATION

I, Jorge Kalb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlas One Financial Group, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

MARCO MENDEZ
Notary Public - State of Florida
My Comm. Expires May 16, 2018
Commission # FF 085590

(Notary Public)

(Signature)

MANAGING PARTNER
(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

# Atlas One Financial Group, LLC

## Statement of Financial Condition

## December 31, 2015

CONTENTS

KAUFMAN ROSSIN
cpa • advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Atlas One Financial Group, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Atlas One Financial Group, LLC as of December 31, 2015 and the related notes to the financial statement. This financial statement is the responsibility of Atlas One Financial Group, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atlas One Financial Group, LLC as of December 31, 2015 in conformity with accounting principles generally accepted in the United States.

Kaufman, Rossin & Co.

Kaufman Rossin & Co., P.A.

Miami, Florida
February 24, 2016

Praxity

**ATLAS ONE FINANCIAL GROUP, LLC**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

| | | |
|---|---|---|
| **ASSETS** | | |
| CASH AND CASH EQUIVALENTS (NOTE 4) | $ | 7,209,508 |
| RECEIVABLE FROM COUNTERPARTIES (NOTE 5 & 8) | | 1,030,661,355 |
| DEPOSIT AT BROKER (NOTE 4) | | 500,000 |
| OTHER ASSETS | | 30,265 |
| | $ | 1,038,401,128 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| ACCOUNTS PAYABLE AND ACCRUED LIABILITIES | $ | 103,442 |
| PAYABLE TO COUNTERPARTIES (NOTE 5 & 8) | | 1,030,121,667 |
| TOTAL LIABILITIES | | 1,030,225,109 |
| COMMITMENTS AND CONTINGENCIES (NOTE 7) | | |
| MEMBER'S EQUITY | | 8,176,019 |
| | $ | 1,038,401,128 |

See accompanying notes.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business and Organization***

Atlas One Financial Group, LLC (the Company), a wholly owned subsidiary of Atlas Wealth Holdings Corporation (the Member), was organized in July 2002 and on April 29, 2003 received authorization from the Financial Industry Regulatory Authority (FINRA), to operate as a registered broker-dealer. The Company acts in a principal capacity, buying and selling securities for a diverse group of customers, primarily institutional clients and other broker-dealers, on a principal basis, and in an agency capacity, buying and selling securities for its customers and charging a commission.

***Government and Other Regulation***

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

***Cash and Cash Equivalents***

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

***Securities Transactions and Revenue Recognition***

.Securities transactions, along with related gains and losses on riskless principal transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

***Receivable from counterparties***

Receivable from counterparties are stated at the net contractual proceeds from sales of to be announced ("TBA") securities. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Income Taxes*

The Company is a single member limited liability company, which is a disregarded entity for federal income tax purposes. The Company's Member is responsible for the payment of income taxes.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company, is no longer subject to income tax examinations by its major taxing authorities for years before 2012.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

*Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2015, the Company's "Net Capital" was $8,027,339 which exceeded requirements by $7,927,339. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.3 to 1 at December 31, 2015.

## NOTE 3. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowers priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below.

Level 1 – inputs are quoted (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 – inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 – inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

## NOTE 4. CLEARING AND DEPOSITORY OPERATIONS

The Company has an agreement with Broadcort ("Broadcort"), a division of Merrill, Lynch, Pierce, Fenner & Smith Incorporation, a clearing broker-dealer, wherein Broadcort agrees to act as a clearing broker for the Company.

At December 31, 2015, approximately $5,676,000 of cash and cash equivalents and a $500,000 clearing deposit at broker as reflected in the accompanying statement of financial condition, are due from and held by this broker.

## NOTE 5. RECEIVABLE FROM OR PAYABLE TO COUNTERPARTIES RELATED TO TBA TRANSACTIONS

Amounts receivable from or payable to counterparties at December 31, 2015 consist of the net unsettled security sales or purchases of to-be-announced ("TBA") securities, aggregated by counterparty. These counterparties are institutional clients, including banks, originators, and State Housing Finance Agencies, who maintain accounts at Broadcort and other broker-dealers. The Company maintains Master Securities Forward Transaction Agreements (MSFTA) with its clients that allow for netting of payables and receivables related to the TBA transactions. The payable or receivable related to other broker-dealers allow for netting based upon the Company's clearing agreement. These TBA transactions are accounted for by the Company as regular-way transactions on a trade-date basis.

## NOTE 6. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from its Member. In this regard, the Member incurs operating expenses and provides facilities for the Company in consideration of a management fee.

## NOTE 7. COMMITMENTS AND CONTINGENCIES

***Lease Commitments***

In September 2014, the Company leased office facilities under a non-cancelable operating lease, expiring October 2016. Monthly payments, including sales tax, are $1,868. The operating lease also requires the Company to pay for real estate taxes and common area and maintenance charges.

The approximate future minimum rentals under this lease for 2016 is $23,000.

## NOTE 7. COMMITMENTS AND CONTINGENCIES

***Regulatory Matters***

During the normal course of operations, the Company, from time to time, is subject to routine regulatory examinations. The most recent cycle examination conducted in 2015 by the Financial Industry Regulatory Authority (FINRA) did not identify any exceptions.

## NOTE 8. FINANCIAL INSTRUMENTS AND RISK CONCENTRATIONS

As an introducing broker-dealer, the Company is engaged in buying and selling securities for a diverse group of customers, primarily institutional clients and other broker-dealers, on a principal basis. The Company introduces these customer transactions for clearance to its clearing broker on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. The clearing agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and seeks to control the aforementioned risks by establishing and monitoring limits on its customers' transaction volumes based on a review of creditworthiness.

In accordance with industry standards, the Company's clearing broker-dealer records customer transactions on a settlement date basis, which is generally three business days after the trade date. Other instruments traded by the Company, such as mortgage-backed TBAs, which provide for the delayed delivery of the underlying instrument, involve off-balance-sheet risk. The clearing broker-dealer is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing broker-dealer may have to purchase or sell the underlying financial instrument at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker-dealer is charged back to the Company.

## NOTE 8. FINANCIAL INSTRUMENTS AND RISK CONCENTRATIONS

In the normal course of business, the Company effectuates customers' buy and sell orders in mortgage-backed (TBA) securities, which involve off-balance-sheet financial risk. All of the Company's transactions in TBAs with off-balance-sheet risk outstanding at December 31, 2015 are short-term in nature with maturities of three months or less. TBAs provide for the delayed delivery of the underlying instrument. The contractual or par amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs is limited to gross receivables by counterparty recorded in the statement of financial condition. In the event the Company is long or short a TBA position (not applicable at December 31, 2015), the Company would be exposed to Market Risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

**Quantitative Disclosures for TBA Transactions**

As of December 31, 2015, the par and payable/receivable amounts of TBA transactions are as follows:

| Mortgage-Backed Securities: | **Par Amount** | **Payable/Receivable Amount** |
|---|---|---|
| Forward contracts (TBAs) purchased | $ 994,450,000 | $ 1,030,661,355 |
| Forward contracts (TBAs) sold | (994,450,000) | (1,030,121,667) |
| Net | $ - | $ 539,688 |